SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046081

Our contact
Marianne Bergström

April 30, 2009

SEC
Mail Processing
Section

SUPPL

MAY 6 2009

Washington, DC
100

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 27 and 29, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 27, 2009	Press Release	Skanska-sponsored global study shows that energy use in buildings can be cut 60 percent by 2050.	law and by the listing agreement with Stockholm Stock Exchange
April 27, 2009	Press Release	Skanska awarded construction contract for a military facility in UK for GBP 150 M, about SEK 1.8 billion	law and by the listing agreement with Stockholm Stock Exchange
April 29, 2009	Press Release	Conversion of Skanska shares	law and by the listing agreement with Stockholm Stock Exchange
April 29, 2009	Press Release	Invitation to press- and telephone conference regarding Skanska's Three Month Report on May 6	law and by the listing agreement with Stockholm Stock Exchange

dlw 5/18

SKANSKA

Press Release

April 27, 2009
10:00 pm CET

Skanska-sponsored global study shows that energy use in buildings can be cut 60 percent by 2050

Today, buildings use more energy than any other sector in the world - approximately 38 percent of the global energy use compared with 33 percent for industry and 26 percent for transportation sectors. But if a major, coordinated and global effort is launched, it would be possible to cut energy use in buildings 60 percent by 2050 and arrive at a situation in which buildings produce or recover as much energy as they consume.

These are among the major findings in a new research report, "Transforming the Market: Energy Efficiency in Buildings," released April 27 by the World Business Council for Sustainable Development (WBCSD). This is the most rigorous study ever conducted on the subject and the findings apply to both existing and new building stock. Skanska is one of 14 global companies behind this report and is the only Nordic participant and the only construction company involved in the study.

"Buildings use more energy during their life cycle than any other sector, and as such are a major contributor to climate change. Unless there is immediate action, thousands of new buildings will be built without any concern for energy efficiency and millions of existing, inefficient buildings using more energy than necessary will be standing in 2050," says Johan Karlström, President and CEO, Skanska AB.

The study is based on extensive research and also included developing an advanced computer model for analyzing energy use for millions of existing and new buildings and projecting it out to 2050. Using these simulations, researchers have been able to identify the optimum mix of financial, technical, behavioral and policy options. The result is six principle recommendations for action:

- Strengthen building codes and energy labeling for increased transparency.
- Use subsidies and price signals to incentivize energy-efficient investments.
- Encourage integrated design approaches and innovations.
- Develop and use advanced technology to enable energy-saving behavior.

- Develop workforce capacity for energy saving.
- Mobilize for an energy-aware culture.

"The study shows that there is a need for immediate action to significantly reduce energy consumption. This has to be done in a joint and coordinated global effort to achieve the necessary results. Skanska is supporting this and some of the actions that the report calls for are already on our agenda. We will now assess how we can intensify our efforts," says Johan Karlström.

Skanska is currently applying such environmental certification systems as EU GreenBuilding and LEED (Leadership in Energy and Environmental Design) to reduce energy use in buildings and has also implemented the Nordic Swan label for its Uniqhus residential concept. Other actions already on the company agenda are extensive training of employees in energy efficiency and energy saving behavior as tenants. The integrated design tool Building Information Modeling (BIM) is also being implemented in all design/build projects.

Later this year Skanska and the other companies behind the research study will commit to further actions for energy efficiency through a company manifesto linked to the report.

The full report, "Transforming the Market: Energy Efficiency in Buildings," is available at: www.wbcsd.org.

For further information please contact:

Noel Morrin, SVP Sustainability and Green Construction, Skanska AB, tel +46 73 076 88 98.
Roy Antink, Development Manager, Green Construction, Skanska AB, tel +358 40 759 1810.
Dan Haas, Development Manager, Green Construction, Skanska AB, tel +1 206 718 1594.
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

April 27, 2009
13:35 am CET

Skanska awarded construction contract for a military facility in UK for GBP 150 M, about SEK 1.8 billion

Skanska has been contracted to build new facilities at the UK Ministry of Defence site, Royal Air Force Wyton in Cambridgeshire. The contract totals GBP 150 M, about SEK 1.8 billion. The order amount is included in order bookings for the second quarter of 2009.

The customer is the Ministry of Defence's property unit, Defence Estates.

The project is part of a larger modernization program covering technical premises, three buildings on the base for 42 Engineer Regiment (Geographic) as well as service, leisure and recreation facilities. In addition, the project includes land and civil engineering work to improve the exterior environment within the station area. Skanska is also responsible for all engineering as well as the mechanical and electrical installations in the new buildings.

Work begins this summer and the first stages are scheduled to be completed at year-end 2011. The project will be fully completed in autumn 2013.

The headquarters of the British Ministry of Defence in central London was rebuilt and modernized by Skanska in 2001-2004 and a major expansion of a defence facility in Woodbridge, completed in 2006.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

April 29, 2009
12:00 noon CET

Conversion of Skanska shares

At the request of one share holder, Skanska is implementing a conversion of 2,316,196 Skanska A shares to the corresponding number of Series B shares.

After conversion, the number of A shares in Skanska will amount to 20,124,267, while the number of B shares in the company will total 398,988,805.

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

April 29, 2009
2:30 pm CET

Invitation to press- and telephone conference regarding Skanska's Three Month Report on May 6

Skanska's Three Month Report 2009 will be presented on Wednesday, May 6, 2009.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at Light Factory, Nordic Light Hotel, Vasaplan 7 in Stockholm. Johan Karlström, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Tuesday May 5.

To participate in the telephone conference, please register via https://eventreg2.conferencing.com/webportal3/reg.html?Acc=084520&Conf=199003. If you are unable to participate, there will be a replay facility available for seven days immediately following the teleconference. The number to dial is +44 20 7031 4064, code 833824.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than May 4.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 10 448 88 75 or by mail to marianne.bergstrom@skanska.se.

Welcome!

Pontus Winqvist
SVP, Investor Relations

Karin Lepasoon
EVP, Communications & IR

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74

The review of 2008 USD and EUR versions are now available at http://www.skanska.com/en/Investors/Reports/

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.